# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ryerson Holding Corp, CIK 0001481582
CUSIP: 783754104
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 227 W. Monroe St., 27th Floor,, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001138532

## Reporting persons
- JB CAPITAL PARTNERS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,266,805; sole dispositive power 0; shared dispositive power 2,266,805; aggregate amount beneficially owned 2,266,805 (7% of the class)
- Alan W. Weber: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 76,670; shared voting power 2,266,805; sole dispositive power 76,670; shared dispositive power 2,266,805; aggregate amount beneficially owned 2,343,475 (7.3% of the class)

## Item 1. Issuer
Name of issuer: Ryerson Holding Corp
Address of issuer's principal executive offices: 227 W. Monroe St., 27th Floor,Chicago, Illinois 60606

## Item 2. Person Filing
Name of person filing:
This statement is filed by (collectively, the "Reporting Persons")

(i) JB Capital Partners L.P., a Delaware limited partnership

(ii) Alan W. Weber, a United States citizen
Address of principal business office or, if none, residence: 5 Evans Place, Armonk New York 10504
Citizenship: See Item 2(a)

## Item 4. Ownership
Amount beneficially owned:
(i) JB Capital Partners L.P. - 2,266,805 (1)
(ii) Alan W. Weber - 2,343,475 (1)
Percent of class:
(i) JB Capital Partners L.P. - 7.0%
(ii) Alan W. Weber - 7.3%
Sole power to vote or to direct the vote:
(i) JB Capital Partners L.P. - 0 shares
(ii) Alan W. Weber (1) - 76,670 shares
Shared power to vote or to direct the vote:
(i) JB Capital Partners L.P. - 2,266,805
(ii) Alan W. Weber (1) - 2,266,805
Sole power to dispose or to direct the disposition:
(i) JB Capital Partners L.P. - 0 shares
(ii) Alan W. Weber (1) - 76,670 shares
Shared power to dispose or to direct the disposition:
(i) JB Capital Partners L.P. - 2,266,805
(ii) Alan W. Weber - 2,266,805

Based on an aggregate of 32,209,364 shares of Common Stock, par value $0.01 per share, outstanding as of October 24, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2025.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein by the other Reporting Persons and any other person named herein except to the extent of any pecuniary interest therein. Each of the Reporting Persons disclaims membership in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) under the Exchange Act with any other Reporting Person or other person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2 and Note (1) in Item 4

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2 and Note (1) in Item 4.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Joint Filing Agreement dated as of February 10, 2025 by and among JB Capital L.P., and Alan W. Weber.

## Signatures
- JB CAPITAL PARTNERS LP: /s/ Alan W. Weber, Alan W. Weber/General Partner (02/08/2026)
- Alan W. Weber: /s/ Alan W. Weber, Alan W. Weber (02/08/2026)